Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, West Virginia 26508

January 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Natural Resources, Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form S-1

Registration No. 333-282502

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Infinity Natural Resources, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew Pacey or Michael Rigdon of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786 or (713) 836-3647, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Zack Arnold
Zack Arnold President & Chief Executive Officer